12012740

...AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 66396

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ehrenberg Chesler Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 Broadway, Ste 108
(No. and Street)

San Antonio	TX	78209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Britts & Associates, LLP
(Name – *if individual, state last, first, middle name*)

3201 Cherry Ridge, #A104	San Antonio	TX	78230
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/13

OATH OR AFFIRMATION

I, Alan Chesler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ehrenberg Chesler Securities, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

DANITA L. ANDERSON
Notary Public
STATE OF TEXAS
My Comm. Exp. 07-23-2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EHRENBERG CHESLER SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

December 31, 2011

Britts & Associates, LLP
(A Registered Limited Liability Partnership)
Certified Public Accountants
San Antonio, Texas

EHRENBERG CHESLER SECURITIES, INC.

TABLE OF CONTENTS

Britts & Associates L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
A Registered Limited Liability Partnership

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ehrenberg Chesler Securities, Inc.
San Antonio, Texas

We have audited the accompanying balance sheet of Ehrenberg Chesler Securities, Inc. (ECS) (a Texas corporation) as of December 31, 2011, and the related statements of comprehensive income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that the Company is filing pursuant to rule 17a-5, Reports to Be Made by Certain Brokers and Dealers, under the Securities and Exchange Commission Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ehrenberg Chesler Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information, as listed in the Table of Contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements; however, it is supplemental information required pursuant to rules 17a-5 and 15c3-1 under the Security and Exchange

3201 Cherry Ridge, Suite A104
San Antonio, Texas 78230
(210)735-9101 Fax (210)735-9104
www.cpasatx.com

Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ehrenberg Chesler Securities, Inc. internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in our report dated February 24, 2012 and expressed an unqualified opinion.

Britts & Associates, LLP

Britts & Associates, LLP
February 24, 2012

3201 Cherry Ridge, Suite A104
San Antonio, Texas 78230
(210)735-9101 Fax (210)735-9104

Britts & Associates L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
A Registered Limited Liability Partnership

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Board of Directors
Ehrenberg Chesler Securities, Inc.
San Antonio, TX

We have audited Ehrenberg Chesler Securities, Inc.'s internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Ehrenberg Chesler Securities, Inc.'s management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on Ehrenberg Chesler Securities Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of the internal control over financial reporting, testing, and evaluating design and operating effectiveness of the internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the company are being made only in accordance with the authorizations of management and directors of the company; and (3) provide reasonable

assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ehrenberg Chesler Securities, Inc. maintained, in all material respects, effective internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of Ehrenberg Chesler Securities, Inc. (ECS) (a Texas corporation) as of December 31, 2011, and the related statements of earnings, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended of Ehrenberg Chesler Securities, Inc. and our report dated February 24, 2012 expressed an unqualified opinion.

Britts & Associates, LLP

Britts & Associates, LLP

San Antonio, TX 78230

February 24, 2012

Ehrenberg Chesler Securities, Inc.
BALANCE SHEET
December 31, 2011

ASSETS

CURRENT ASSETS:		
Cash in bank (including interest bearing accounts)	$	22,552
Prepaid expenses affiliates - **Note B**		16,529
Other		30
Total current assets		39,111
PROPERTY AND EQUIPMENT:		
Furniture and fixtures		9,054
Less accumulated depreciation		(6,159)
		2,895
	$	42,006

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	5,953
Total current liabilities		5,953
LONG-TERM LIABILITIES		
Deferred income taxes long-term - **Note D**		2,000
Total long-term liabilities		2,000
STOCKHOLDER'S EQUITY:		
Common stock, $1 par; 100,000,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid in capital		21,100
Retained earnings		11,953
Total stockholder's equity		34,053
	$	42,006

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
STATEMENT OF OPERATIONS and
COMPREHENSIVE INCOME (LOSS)
For the year ended December 31, 2011

Revenue	$	105,961
Operating expenses		223,743
Earnings (loss) from operations		(117,782)
Other income:		
Interest income		68
		68
Earnings (loss) before income taxes		(117,714)
Income tax		
Deferred Tax expense (benefit)		(7,000)
State		-
Income Tax Net		(7,000)
NET INCOME (LOSS)		(110,714)
Comprehensive Income (Expense)		-
NET COMPREHENSIVE INCOME (LOSS)	$	(110,714)

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2011

	Common Stock Shares	Common Stock Amount	Comprehensive Income	Retained Earnings	Total
Balance - December 31, 2010	1,000	$1,000	$ -	$122,667	$ 246,334
Contributions to Capital	-	-		-	-
Net earnings (loss)	-	-		(110,714)	(110,714)
Balance - December 31, 2011	1,000	$1,000	$ -	$ 11,953	$ 135,620

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ (110,714)
Adjustments to reconcile net earnings	
to net cash provided by operating activities:	
Depreciation expense	990
(Increase) decrease in:	
Accounts receivable	45,515
Prepaid expenses	7,805
Increase (decrease) in:	
Accounts payable	(5,216)
Federal income tax payable	(2,691)
Provision for deferred taxes	(7,000)
Total adjustments	39,403
NET CASH PROVIDED BY OPERATING ACTIVITIES	(71,311)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	-
NET CASH FLOWS USED BY INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions to Capital	-
NET CASH FLOWS USED BY FINANCING ACTIVITIES	-
NET INCREASE IN CASH	(71,311)
Cash - beginning of year	83,863
Cash - end of year	**$ 12,552**

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
Notes to the Financial Statements
December 31, 2011

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Ehrenberg Chesler Securities, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

Ehrenberg Chesler Securities, Inc. (the Company) is a Broker/Dealer, as defined by the Financial Industry Regulatory Authority (FINRA). Pursuant to its registration with the FINRA, the Company focuses on three types of business: 1) the sale of direct participation programs in primary distributions; 2) private placements of securities; and 3) other securities business comprised mainly of merger and acquisition advisory services.

Revenue Recognition

Under routine contracts, the Company recognizes revenue on engagements when a subscription is actually sold. Certain revenues can be recognized prior to the subscription sale under contracts that specify a non-refundable retainer upon the acceptance of an engagement or a fee equal to an agreed-upon percentage of the gross proceeds. The terms of an engagement grant the Company the exclusive right to act on behalf of the client for a period ranging from 90 to 120 days from the date the engagement letter is executed.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments, with original maturities of three months or less when purchased, to be cash equivalents.

Advertising Costs

Advertising costs are expensed as incurred and are included in operating expenses.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1– Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The company holds certain profits interests in partnerships that were acquired in exchange for services rendered to that entity. The investments have not generated any earnings from operations since the company acquired the investment and the fair value of the investment is negligible as of December 31, 2011 as determined under Level 3 FASB ASC 820 as described above. The value of the investment is immaterial to the financial statements taken as a whole.

Comprehensive Income

There were no items of other comprehensive income (loss) and thus the net results of operations represent comprehensive income (loss) activity.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of federal and state income taxes currently due plus deferred income taxes. Deferred income taxes are the result of the use of the cash basis of accounting for income tax purposes, as opposed to the accrual basis of accounting for financial statement purposes.

Depreciation

Property and equipment are stated at cost. The estimated useful life of equipment and furniture ranges from 5-7 years.

Depreciation is computed using the straight-line method over the estimated useful life for financial reporting purposes. For tax return purposes the Company uses MACRS over the useful life of the assets. Book depreciation expense for the year ended December 31, 2011, was $ 990.

Use of Estimates

Management of the Company makes estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

NOTE B – PREPAID EXPENSES TO RELATED PARTIES

The company shares office space with an affiliated company whereby overhead expenses such as rent, telephone and other third party expenses are shared. The affiliate provides a schedule of actual expenses paid and such expenses are shared based upon the number of assignments undertaken by each company. Overhead expenses for the year ended December 31, 2011 were $16,178. Prepaid expenses at December 31, 2011 were $16,529.

NOTE C – CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The cash balance never exceeded the FDIC's insurance limits of $250,000 from January 1st through December 31, 2011.

The Company does not require collateral from its customers.

Ehrenberg Chesler Securities, Inc.
Notes to the Financial Statements (Continued)
December 31, 2011

NOTE D – INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of federal and state income taxes currently due plus deferred income taxes. Deferred income taxes are the result of the use of the cash basis of accounting for income tax purposes, as opposed to the accrual basis of accounting for financial statement purposes

The Company uses accounting methods that recognize depreciation sooner for income tax purposes than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes. Also, for income tax reporting, the company reports its revenue and expenses on the cash basis of accounting. As a result, net income for financial reporting differs from tax by the net differences between trade accounts receivables, prepaid expenses, and trade payables. Deferred income taxes have been recorded for these timing differences.

The (provision) benefit for federal income taxes consists of the following components:

	2011
Current	$ - 0-
Deferred	(7,000)
	$ (7,000)

As of December 31, 2011 the tax years that remain subject to examination by taxing authorities begin with 2008.

The December 31, 2011 tax year resulted in a net operating loss of $64,563, which created a tax benefit of $9,684. The Company has elected to carryforward the loss to future years. The net operating loss will expire in 2032. There were no state income taxes due for the year ended December 31, 2011.

Ehrenberg Chesler Securities, Inc.
Notes to the Financial Statements (Continued)
December 31, 2011

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. The Company's ratio of aggregate indebtedness to net capital was .0 to 1. At December 31, 2011, the Company had net capital of $14,600, which was $9,600 in excess of its required net capital of $5,000.

NOTE F – AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to rule 17a-5 of the SEC, the Company's statement of financial condition as of December 31, 2011, is available for examination at the office of the Company in San Antonio, Texas and the SEC in Ft. Worth, Texas.

NOTE G – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2012, the date which the financial statements were available to be issued. No significant issues have been noted.

SUPPLEMENTAL INFORMATION

Ehrenberg Chesler Securities, Inc.
SCHEDULE OF OPERATING EXPENSES
For the year ended December 31, 2011

Bank charges	$	50
Broker commission		145,954
Contributions		1,680
Depreciation		990
Dues and subscriptions		5,775
Insurance		1,103
Meals and Entertainment		4,315
Office supplies		344
Parking		101
Postage and delivery		324
Professional development		1,550
Professional fees		20,252
Provision for bad debts		16,561
Rent		11,207
Repairs and maintenance		256
Taxes		38
Telecommunications		4,566
Third party service		405
Travel		8,146
Vehicle		21
Miscellaneous		105
	$	223,743

See Independent Registered Accountant's Report.

Ehrenberg Chesler Securities, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the year ended December 31, 2011

Balance at December 31, 2010	$ -
Current year changes:	
Increases	-
Decreases	-
Net change for the year	-
Balance at December 31, 2011	**$ -**

See Independent Registered Accountant's Report.

Ehrenberg Chesler Securities, Inc.
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2011

Total stockholder's equity for net capital	$ 135,620
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	135,620
Deductions and/or charges:	
Non-allowable assets	(19,454)
Total deductions and/or charges	(19,454)
NET CAPITAL	$ 116,166
Aggregate indebtedness:	
Accrued expenses	7,953
Total aggregate indebtedness	$ 7,953
Computation of basic net capital requirement:	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 111,166
Ratio of aggregate indebtedness to net capital	0.07 to 1

See Independent Registered Public Accountant's Report.

Ehrenberg Chesler Securities, Inc.
Reconciliation of Net Capital Per Computation on Audited Supplemental Information to Amount Reported On Form X-17A-5
December 31, 2011

Net capital reported on form X-17A-5	$	116,166
Adjustments		-
Net capital reported on audited supplemental information	$	116,166

No material differences exist between Audited Net Capital and amounts reported on form X-17A-5.

See Independent Registered Public Accountant's Report.